October 21, 2020

VIA EDGAR

Liz Packebusch

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Azure Power Global Limited

Registration Statement on Form F-3

Filed October 14, 2020

File No. 333-249479

Dear Ms. Packebusch:

On behalf of Azure Power Global Limited, a Mauritius company (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form F-3 (the “Registration Statement”), be accelerated to 4:00 p.m., Washington, D.C. time, on October 23, 2020, or as soon as practicable thereafter. As requested by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”), the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Nelson Chrisman, of Norton Rose Fulbright US LLP, counsel to the Company, at (214) 855-8269, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,
Azure Power Global Limited

By:	/s/ Pawan Kumar Agrawal
Name:	Pawan Kumar Agrawal
Title:	Chief Financial Officer